UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number  001-41666

CASI PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

1701-1702, China Central Office Tower 1

No. 81 Jianguo Road, Chaoyang District

Beijing, 100025

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

CASI Pharmaceuticals Enters into Certain Agreements with respect to CASI Wuxi’s Reduction in Registered Capital and Convertible Loan

On December 14, 2023, CASI Pharmaceuticals, Inc., a Cayman Islands incorporated company (“CASI” or the “Company”), entered into a series of agreements, including a capital reduction agreement, a convertible loan agreement, and four guarantee agreements (collectively, the “Agreements”), each effective as of December 14, 2023, with Wuxi Huicheng Yuanda Investment Partnership (limited Partnership) (formerly known as Wuxi Jintou Huicun Investment Enterprise, a limited partnership organized under the laws of the People’s Republic of China, “Wuxi LP”), CASI Pharmaceuticals (China) Co., Ltd, a wholly owned subsidiary of the Company established under the laws of the People’s Republic of China (“CASI China”), and CASI Pharmaceuticals (Wuxi) Co., Ltd, a joint venture established under the laws of the People’s Republic of China and in which the Company holds 80% of the equity interests, and Wuxi LP holds 20% of the equity interests (“CASI Wuxi”). Pursuant to the Agreements, (i) CASI Wuxi will reduce its registered capital and return to Wuxi LP the investment principal made by Wuxi LP in CASI Wuxi in the amount of RMB134.2 million (equivalent to its original investment of US20 million, the “Investment Principal”), together with certain investment return in the amount of RMB26.2 million to be paid in instalments, and Wuxi LP shall cease to be a shareholder of CASI Wuxi, (ii) Wuxi LP shall reinvest the Investment Principal into a three-year convertible loan to CASI Wuxi (the “Convertible Loan”), which shall have a non-compounding annual interest rate of 4.05% and can, from the beginning date of the Convertible Loan term till the six month anniversary after the maturity of the Convertible Loan, be partially or fully converted into the equity interest of any subsidiaries of the Company, soley at Wuxi LP’s discretion, and (iii) each of the Company and CASI China will provide irrevocable joint and several liability guarantees on the above-mentioned payment obligations (collectively, the “Guarantees”). The term of the Convertible Loan will start on December 25, 2023 and end on December 31, 2026.

The Agreements also contain customary representations, warranties, closing conditions, reporting and other covenants and events of default for the Convertible Loan and customary representations, warranties and other covenants for the Guarantees.

The foregoing description of the Agreements does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of the Agreements that will be filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 2023.

Forward-Looking Statements

This 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided herein is as of the date of this 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASI Pharmaceuticals, Inc.

	By:	/s/ Wei (Larry) Zhang
	Name:	Wei (Larry) Zhang
	Title:	President

Date: December 15, 2023